FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May ,2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: 1

Embargoed for release at 07:00

18 May 2004

CELLTECH GROUP PLC

Celltech and UCB Reach Worldwide Agreement on Development and Marketing of CDP870

Celltech Group plc (LSE: CCH; NYSE: CLL) announces that it has entered into an agreement with UCB S.A. for the worldwide development and marketing of CDP870, Celltech's anti-TNF-alpha PEGylated antibody fragment.

Under the terms of the agreement, Celltech grants UCB co-exclusive worldwide rights to develop and commercialise CDP870. The licence is exclusive for rheumatoid arthritis and other indications, excluding Crohn's disease. UCB will be responsible for the conduct of future clinical studies and all commercialisation activities with CDP870 other than in Crohn's disease, and will pay Celltech a significant royalty on sales in these indications. UCB will also make progress-related payments to Celltech dependent upon attaining certain project related milestones. Celltech retains manufacturing rights and will supply all CDP870 material for commercialisation, and will discharge all royalties due to third parties. Celltech retains exclusive rights for the development and commercialisation of CDP870 in Crohn's disease in North America, major European markets, Australia and New Zealand, with UCB having development and commercialisation rights in other territories.

As detailed in a separate announcement today, the boards of UCB and Celltech have agreed to the terms of a recommended cash offer for the entire issued and to be issued share capital of Celltech. The CDP870 licence agreement is not conditional upon the proposed Acquisition of Celltech by UCB.

Contacts:

Goran Ando	Chief Executive Officer	(44) (0) 1753 534655
Peter Allen	Deputy CEO and CFO
Richard Bungay	Director of Corporate Communications
Jon Coles	Brunswick	(44) (0) 207 404 5959
Wendel Carson	Brunswick

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an innovative development pipeline funded by its profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

Celltech desires to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward-looking statements contained within this document. In particular certain statements with regard to the anticipated timing and conduct of clinical studies, regulatory submissions and launches for CDP870, are forward-looking in nature. By their nature forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. In addition to factors set forth elsewhere in this document, the following factors, although not exhaustive, could cause actual results to differ materially from those the Company expects: pricing and product initiatives of the Company's competitors, unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, results from clinical trials, studies and investigations that are inconsistent with previous results and the Company's expectations, failure to obtain and maintain required approvals for products from governmental authorities, unavailability of raw materials or other interruptions in production or product distribution, unexpected difficulties in the scale-up of production to viable commercial levels, unexpected fluctuations in production yields for development products or marketed products, fluctuations in currency exchange rates, inability of the Company to market existing and new products effectively, the failure of the Company's development, manufacturing and marketing partners to perform their contractual obligations and the risk of substantial product liability claims. Other factors that could affect these forward-looking statements are described in the Company's reports filed with the US Securities and Exchange Commission. The forward-looking statements included in this document represent the Company's best judgement as of the date hereof based in part on preliminary information and certain assumptions which management believes to be reasonable. The Company disclaims any obligation to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 18 May, 2004